VEON LTD. PROXY FORM Your proxy must be received by 1.00 p.m. Central European Summer Time on 29 May 2024 to be counted in the final tabulation of proxy votes for the meeting. This proxy is solicited on behalf of the Board of VEON Ltd. (“VEON” or the “Company”) for the annual general meeting of VEON shareholders to be held on Friday 31st May 2024. The undersigned appoints A. Omiyinka Doris, Group General Counsel and Faisal Ghori, Investor Relations, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VEON held of record by the undersigned on 25 April 2024 at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting. _______________________________________________________________________ Name of registered shareholder Signature Signature (if held by joint holders) Date: _____________________________________ Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorised officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC. BEFORE ME: SIGNATURE AND SEAL OF NOTARY PUBLIC AT __________________ (PLACE) DATE: Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VEON Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands or send a scanned copy of it by e-mail to A.Lemke@veon.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 1.00 p.m. Central European Summer Time on 29 May 2024.

PROXY FORM 2024 ANNUAL GENERAL MEETING OF VEON LTD. THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. FOR PROPOSALS 1, 2 AND 3, PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”. PROPOSALS 1, AND 2 WILL BE DETERMINED BY A SPECIAL RESOLUTION, REQUIRING THE APPROVAL OF >75% OF VOTES CAST. PROPOSAL 2 WILL BE DETERMINED BY AN ORDINARY RESOLUTION, REQUIRING SIMPLE MAJORITY APPROVAL. PROPOSALS 3 THROUGH 10 WILL BE DETERMINED BY CUMULATIVE VOTING, AS FOLLOWS:  PLEASE MULTIPLY THE NUMBER OF SHARES YOU HOLD BY SEVEN (7) REPRESENTING THE NUMBER OF BOARD POSITIONS AVAILABLE FOR ELECTION AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S). IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1, 2 AND 3 YOU WILL VOTE “FOR” EACH PROPOSAL, AND FOR PROPOSALS 4 THROUGH 10, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. Votes must be indicated in Black or Blue ink. MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE 2024 ANNUAL GENERAL MEETING OF THE COMPANY. PROPOSAL VOTING INSTRUCTIONS 1. That bye-law 3 of the Company’s bye-laws adopted 10 June 2021 (as amended by special resolutions passed on 29 June 2023) (the “Bye-laws”) be revised and restated as follows: “Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, to the extent there are enough unissued Common Shares, the Board shall have the power to issue in total up to five per cent of the total authorised capital of the Company as Common Shares on such terms and conditions as it may determine; provided that the limitation contained in this Bye-law 3 shall not apply to the issue of shares, or interests in shares of the Company, in connection with employee compensation awards approved by the Compensation Committee. Other than as permitted under Bye-law 3, the Board shall not be authorised to issue any unissued shares of the Company.” FOR AGAINST ABSTAIN 2. That bye-law 31.1 of the Bye-laws be revised and restated as follows: “If so determined by resolution of the Board in relation to a general meeting, such general meeting may be held by such electronic means as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation in such a meeting shall constitute presence in person at such meeting.” FOR AGAINST ABSTAIN

PROXY FORM 2024 ANNUAL GENERAL MEETING OF VEON LTD. Votes must be indicated in Black or Blue ink. MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY 3. That the appointment of PriceWaterhouseCoopers Accountants N.V. as auditor to prepare audited financial statements for the Company for the financial year ended 31 December 2023 in accordance with International Standards on Auditing (“PWC”) be and is hereby ratified, confirmed and approved in all respects, and that the Board be and is hereby authorized to formalize the engagement and fix the remuneration of PWC and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. FOR AGAINST ABSTAIN Director Candidates: ¬ 4. That Michiel Soeting be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 5. That Kaan Terzioğlu be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 6. That Augie K. Fabela II be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 7. That Michael R Pompeo be and is hereby appointed as a director of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 8. That Brandon Lewis be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye-laws of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 9. That Andrei Gusev be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye-laws of the Company. (multiply shares by 7 and allocate votes): VOTES FOR 10. That Duncan Perry be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye-laws of the Company. (multiply shares by 7 and allocate votes): VOTES FOR